                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                   SCHEDULE TO

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             -----------------------

                            TREX MEDICAL CORPORATION
                            (Name of Subject Company)

                         TREX MEDICAL ACQUISITION, INC.
                                    (Offeror)

                           THERMO ELECTRON CORPORATION
                                    (Offeror)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                CUSIP 89531R 10 1
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                           Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:

                             David E. Redlick, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000

                             -----------------------

                            CALCULATION OF FILING FEE


Transaction Valuation(1): $18,076,035       Amount of Filing Fee(2): $3,615.21
--------------------

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

(2)  The amount of the filing fee, calculated in accordance with Regulation

     240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


         Amount Previously Paid:                     Not applicable
         Form or Registration No.:                   Not applicable
         Filing Party:                               Not applicable
         Date Filed:                                 Not applicable


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [X]  going-private transaction subject to Rule 13e-3.

     [X]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


                            SCHEDULE 13D INFORMATION
     ---------------------------------------------------------------------------

     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Thermo Electron Corporation
          IRS No. 04-2209186
     ---------------------------------------------------------------------------

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [X]
     ---------------------------------------------------------------------------

     3.   SEC USE ONLY
     ---------------------------------------------------------------------------

     4.   SOURCE OF FUNDS*

          WC
     ---------------------------------------------------------------------------
     3
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]
     ---------------------------------------------------------------------------

     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
     ---------------------------------------------------------------------------

     NUMBER OF           7.   SOLE VOTING POWER
     SHARES

     BENEFICIALLY             25,121,689
     OWNED BY            -------------------------------------------------------
     EACH
     REPORTING           8.   SHARED VOTING POWER
     PERSON WITH
                              0
     ---------------------------------------------------------------------------

     9.   SOLE DISPOSITIVE POWER

          25,121,689
     ---------------------------------------------------------------------------

     10.  SHARED DISPOSITIVE POWER

          0
     ---------------------------------------------------------------------------

     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          25,121,689
     ---------------------------------------------------------------------------

     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [ ]
     ---------------------------------------------------------------------------

     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          78.6%
     ---------------------------------------------------------------------------

     14.  TYPE OF REPORTING PERSON*

          CO
     ---------------------------------------------------------------------------

     This Tender Offer and Rule 13e-3 Transaction Statement on Schedule TO relates to the offer by Trex Medical Acquisition, Inc. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Thermo Electron Corporation ("Thermo Electron"), a Delaware corporation, to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Trex Medical Corporation, a Delaware corporation (the "Company"), at a purchase price of $2.15 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 25, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit 12(a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), a copy of which is attached hereto as Exhibit 12(a)(2). The information in the Offer to Purchase under the captions "Summary", "Introduction", "Special Factors", "The Tender Offer", "Certain Federal Income Tax Consequences", "Price Range Of The Shares; Dividends", "Certain Information Concerning The Company", "Certain Information Concerning The Purchaser And Thermo Electron", "Source And Amount Of Funds", "The Merger; Appraisal Rights" and "Fees And Expenses" and Schedules I, II and III to the Offer to Purchase are incorporated herein by reference as set forth below.

ITEM 1.   SUMMARY TERM SHEET.

     See the section of the Offer to Purchase captioned "Summary."

ITEM 2.   SUBJECT COMPANY INFORMATION.

     (a) See the section of the Offer to Purchase captioned "Certain Information Concerning The Company."

     (b) See the section of the Offer to Purchase captioned "Introduction."

     (c) See the section of the Offer to Purchase captioned "Price Range Of The Shares; Dividends."

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) See the section of the Offer to Purchase captioned "Certain Information Concerning The Purchaser And Thermo Electron" and Schedule I to the Offer to Purchase ("Members Of The Boards Of Directors And Executive Officers Of The Purchaser And Thermo Electron").

     (b) See the section of the Offer to Purchase captioned "Certain Information Concerning The Purchaser And Thermo Electron" and Schedule I to the Offer to Purchase ("Members Of The Boards Of Directors And Executive Officers Of The Purchaser And Thermo Electron").

     (c) See the section of the Offer to Purchase captioned "Certain Information Concerning The Purchaser And Thermo Electron" and Schedule I to the Offer to Purchase ("Members Of The Boards Of Directors And Executive Officers Of The Purchaser And Thermo Electron").

ITEM 4.   TERMS OF THE TRANSACTION.

     (a) See the sections of the Offer to Purchase captioned "Summary", "Introduction", "Special Factors - The Merger", "Special Factors - Certain Effects Of The Offer And The Merger", "Special Factors - Other Possible Purchases Of Shares", "The Tender Offer - Terms Of The Offer; Expiration Date", "The Tender Offer - Acceptance For Payment And Payment For Shares", "The Tender Offer - Procedures For Accepting The Offer And Tendering Shares", "The Tender Offer - Withdrawal Rights" and "Certain Federal Income Tax Consequences".

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) See the sections of the Offer to Purchase captioned "Special Factors - Conflicts Of Interest - Executive Officers and Directors of the Company" and "Certain Information Concerning The Purchaser And Thermo Electron - Certain Transactions" and Schedule I to the Offer to Purchase ("Members Of The Boards Of Directors And Executive Officers Of The Purchaser And Thermo Electron").

     (b) See the sections of the Offer to Purchase captioned "Special Factors - Background To The Offer And The Merger", "Special Factors - Reasons For The Offer And The Merger", "Special Factors - Conduct Of The Company's Business After The Offer And The Merger", "Certain Information Concerning The Purchaser And Thermo Electron - Certain Transactions" and Schedule II to the Offer to Purchase ("Information Concerning Transactions In The Common Stock Of The Company").

ITEM 6.   PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) and (c)(1)-(7) See the sections of the Offer to Purchase captioned "Introduction", "Special Factors - Background To The Offer And The Merger", "Special Factors - Reasons For The Offer And The Merger", "Special Factors - The Merger", "Special Factors - Other Possible Purchases Of Shares", "Special Factors - Certain Effects Of The Offer And The Merger", "Special Factors - Conduct Of The Company's Business After The Offer And The Merger", "Special Factors - Conduct Of The Company's Business If The Offer Is Not Completed" and "The Merger; Appraisal Rights".

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a), (b) and (d) See the section of the Offer to Purchase captioned "Source And Amount Of Funds".

ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) See the section of the Offer to Purchase captioned "Introduction" and
Schedule I to the Offer to Purchase ("Members Of The Boards Of Directors And Executive Officers Of The Purchaser And Thermo Electron").

     (b) See Schedule II to the Offer to Purchase ("Information Concerning Transactions In The Common Stock Of The Company").

ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) See the sections of the Offer to Purchase captioned "Introduction", "Special Factors - Summary Of The Advisor's Analysis And Opinion" and "Fees And Expenses".

ITEM 10.  FINANCIAL STATEMENTS.

     (a) The financial statements of the Purchaser and Thermo Electron are not material to the Offer.

     (b) The pro forma financial statements of the Purchaser and Thermo Electron are not material to the Offer.

ITEM 11.  ADDITIONAL INFORMATION.

     (a)(1) None.

     (a)(2) See the sections of the Offer to Purchase captioned "Introduction", "The Tender Offer - Acceptance For Payment And Payment For Shares", "The Tender Offer - Procedures For Accepting The Offer And Tendering Shares" and "The Tender Offer - Certain Legal Matters; Regulatory Approvals".

     (a)(3) See the section of the Offer to Purchase captioned "The Tender Offer
- Certain Legal Matters; Regulatory Approvals".

     (a)(4) See the section of the Offer to Purchase captioned "Special Factors
- Certain Effects Of The Offer And The Merger".

     (a)(5) None.

     (b) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12.  EXHIBITS.

     (a)(1) Offer to Purchase dated October 25, 2000.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6)  Summary Advertisement as published on October 25, 2000.

     (a)(7)* Press Release issued by Thermo Electron on October 17, 2000.

     (a)(8)  Press Release issued by Thermo Electron on October 25, 2000.

     (b) None.

     (d) None.

     (g) None.

     (h) None.

--------------
* Previous filed. The October 17, 2000 press release contained a "safe harbor" statement under the Private Securities Litigation Reform Act of 1995. To the extent that the forward-looking statements in the October 17, 2000 press release relate to the tender offer that Trex Medical Acquisition, Inc. commenced on October 25, 2000, the safe harbor does not apply to such statements.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Item 2.   Subject Company Information.

               (d) See the section of the Offer to Purchase captioned "Price Range Of The Shares; Dividends".

               (e) Not Applicable.

               (f) See Schedule II to the Offer to Purchase ("Information Concerning Transactions In The Common Stock Of the Company").

     Item 4.   Terms of the Transaction.

               (c) None.

               (d) See the section of the Offer to Purchase captioned "The Merger; Appraisal Rights".

               (e) Not applicable.

               (f) Not applicable.

     Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

               (c) See the sections of the Offer to Purchase captioned "Introduction" and "Special Factors - Background To The Offer And The Merger".

               (e) See the sections of the Offer to Purchase captioned "Special Factors - The Merger" and "Source And Amount Of Funds".

     Item 6.   Purposes of the Transaction and Plans or Proposals

               (b) See the section of the Offer to Purchase captioned "Special Factors - The Merger".

               (c)(8) See the section of the Offer to Purchase captioned "Special Factors - Certain Effects Of The Offer And The Merger".

     Item 7.   Purposes, Alternatives, Reasons and Effects.

               (a), (b) and (c) See the sections of the Offer to Purchase captioned "Introduction", "Special Factors - Background To The Offer And The Merger", "Special Factors - Reasons For The Offer And The Merger" and "Special Factors - Position Of Thermo Electron As To Fairness Of The Offer And The Merger".

               (d) See the sections of the Offer to Purchase captioned "Special Factors - Certain Effects Of The Offer And The Merger", "Special Factors - Conduct Of The Company's Business After The Offer And The Merger", "Special Factors - Conduct Of The Company's Business If The Offer Is Not Completed", "Certain Federal Income Tax Consequences" and "The Merger; Appraisal Rights".

     Item 8.   Fairness of the Transaction.

               (a), (b), (c), (d), (e) and (f) See the sections of the Offer to Purchase captioned "Special Factors - Background To The Offer And The Merger", "Special Factors - Position Of Thermo Electron As To Fairness Of The Offer And The Merger", "Special Factors - Summary Of The Advisor's Analysis And Opinion", "Special Factors - Other Possible Purchase Of Shares" and "Special Factors - The Merger."

     Item 9.   Reports, Opinions, Appraisals and Negotiations.

               (a), (b) and (c) See the section of the Offer to Purchase captioned "Special Factors - Summary Of The Advisor's Analysis And Opinion."

     Item 10.  Source and Amount of Funds or Other Consideration.

               (c) See the section of the Offer to Purchase captioned "Fees And Expenses".

     Item 12.  The Solicitation or Recommendation.

               (d) See the section of the Offer to Purchase captioned "Special Factors - Conflicts Of Interest - Executive Officers and Directors of the Company".

               (e) Except for the positions of the members of the Special Committee of the Board of Directors of the Company and the Board of Directors of Thermo Electron as set forth in the sections of the Offer to Purchase captioned "Special Factors - Background To The Offer And The Merger" and "Special Factors
- Position Of Thermo Electron As To Fairness Of The Offer And The Merger", the filing persons are not aware of any officer, director or affiliate of the Company or any person listed on Schedule I to the Offer to Purchase who has made a recommendation either in support of or against the Offer.

     Item 13.  Financial Statements.

               (a) (1) The audited consolidated financial statements of the Company as of and for the fiscal years ended October 2, 1999 and October 3, 1998 are incorporated herein by reference to the Consolidated Financial Statements of the Company included as Exhibit 13 to the Company's Annual Report on Form 10-K for the fiscal year ended October 2, 1999 filed with the Securities and Exchange Commission (the "Commission") on December 13, 1999.

                   (2) The unaudited consolidated financial statements of the Company for the three and nine month fiscal periods ended July 1, 2000 are incorporated herein by reference to Item 1 ("Financial Statements") of Part I of the Company's Quarterly Report on Form 10-Q for the quarter ended July 1, 2000 filed with the Commission on August 11, 2000.

                   (3) The pro forma financial statements of the Company as of and for the periods ended October 2, 1999 and July 1, 2000 are incorporated by reference to the Company's current report on Form 8-K dated September 15, 2000 and filed with the Commission on September 29, 2000.

                   (4) See the section of the Offer to Purchase captioned "Certain Information Concerning The Company - Selected Consolidated Financial Information."

               (b) The pro forma financial statements of the Company are not material to the Offer.

     Item 14.  Persons/Assets Retained, Employed, Compensated or Used.

               (b) None

     Item 16.  Exhibits.

               (c) Opinion of J.P. Morgan Securities Inc. dated October 16,
2000.

               (f) Statement of Appraisal Rights. See the section of the Offer to Purchase captioned "The Merger; Appraisal Rights".

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                            TREX MEDICAL ACQUISITION, INC.


                                            By: /s/ John T. Keiser
                                               ------------------------------
                                                Name:  John T. Keiser
                                                Title: President



                                             THERMO ELECTRON CORPORATION


                                            By: /s/ Theo Melas-Kyriazi
                                               -------------------------------
                                                Name:  Theo Melas-Kyriazi
                                                Title: Vice President and
                                                       Chief Financial Officer

Date: October 25, 2000

                                  EXHIBIT INDEX


EXHIBIT                      DESCRIPTION

12(a)(1)                     Offer to Purchase dated October 25, 2000

12(a)(2)                     Letter of Transmittal

12(a)(3)                     Notice of Guaranteed Delivery

12(a)(4)                     Letter from the Dealer Managers to Brokers,
                             Dealers, Commercial Banks, Trust Companies and Other
                             Nominees

12(a)(5)                     Letter to Clients for use by Brokers, Dealers,
                             Commercial Banks, Trust Companies and Other Nominees

12(a)(6)                     Summary Advertisement as published on October 25, 2000

12(a)(7)*                    Press Release issued by Thermo Electron on October 17,
                             2000

12(a)(8)                     Press Release issued by Thermo Electron on
                             October 25, 2000

12(b)                        None

12(c)                        Opinion of J.P. Morgan Securities Inc. dated October 16,
                             2000

12(d)                        None

12(e)                        Not applicable

12(f)                        Summary of Appraisal Rights (Included in Exhibit
                             12(a)(1) in the section captioned "The Merger;
                             Appraisal Rights")

12(g)                        None

12(h)                        None

---------------
*  Previously filed. The October 17, 2000 press release contained a "safe harbor" statement under the Private Securities Litigation Reform Act of 1995.
   To the extent that the forward-looking statements in the October 17, 2000 press release relate to the tender offer that Trex Medical Acquisition, Inc.
   commenced on October 25, 2000, the safe harbor does not apply to such statements.
